DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(213) 400-2007	LONDON

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

Date: February 13, 2023

Securities And Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Attention:	Taylor Beech
Jennifer Lopez Molina

Re:	Mobile Global Esports, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 13, 2023
File No. 333-267794

Dear Ms. Beech

Please find as placed on file today, Amendment 3 to the Mobile Global Exports, Inc.’s S-1 Registration Statement, and corrected consent from its independent CPA dated today.

The Company would like to accelerate and go effective as soon as practical, either at the market close or before the market open in the morning.

Please let me know by a call if there is anything else the Company needs to go effective. My cell phone is 213 400 2007.

We greatly appreciate your help in this matter.

Very truly yours,

/s/ Donald Davis
Donald Davis

For the Law Offices of Davis & Associates.

(PS: could you check the email address you have for me. I don’t seem to be getting correspondence from you, and only get a copy sent over from the Company. My email is: Don@securities-attys.com. Thanks. Don)